Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-4 and related Prospectus of HCA Healthcare, Inc. for the registration of senior notes and to the incorporation by reference therein of our report dated February 17, 2023, except for Note 13, as to which the date is May 26, 2023, with respect to the consolidated financial statements of HCA Healthcare, Inc. included in its Current Report on Form 8-K dated May 26, 2023, and our report dated February 17, 2023, with respect to the effectiveness of internal control over financial reporting of HCA Healthcare, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2022, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

May 31, 2023